Exhibit 21.1

Subsidiaries of Omada Health, Inc.

None(1)

(1)

Pursuant to Regulation S-K, Item 601(b)(21), the registrant has omitted the names of its subsidiaries that, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.